UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")                   CERTIFICATE
WESTERN MASSACHUSETTS ELECTRIC               PURSUANT TO
COMPANY ("WMECO"), THE CONNECTICUT           RULE 24
LIGHT AND POWER COMPANY ("CL&P"),
PUBLIC SERVICE COMPANY OF NEW
HAMPSHIRE ("PSNH"), YANKEE GAS SERVICES
COMPANY ("Yankee")

File No.  70-09775
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of
1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-09775, NU, CL&P, WMECO, PSNH and Yankee hereby report and certify as follows:

(i) On November 16, 2001, NU entered into a $300 million revolving credit facility pursuant to a Credit Agreement dated as of November 16, 2001 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which is filed as an exhibit to this Certificate.

(ii) On November 16, 2001, WMECO, CL&P, PSNH and Yankee entered into a $350 million revolving credit facility pursuant to a Credit Agreement dated as of November 16, 2001, among WMECO, CL&P, PSNH, Yankee, the Banks Named Therein and Citibank, N.A. as Administrative Agent, a copy of which is filed as an exhibit to this Certificate.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on December 28, 2000 in this file.

Submitted with this Certificate is the "past tense" opinion of counsel.

November 28, 2001

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
YANKEE GAS SERVICES COMPANY


By:	 /s/ Randy A. Shoop
       Randy A. Shoop
       Assistant Treasurer-Finance, Northeast Utilities Service
       Company,
       as Agent for all of the above-named companies